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                                                                   EXHIBIT 99.17

                                PAYMENT SCHEDULE

In consideration for BST Group, Inc. ("BST") entering into the attached Assignment Agreement with Presidion Solutions IV, Inc. ("Presidion") effective as of June 14, 2002, Presidion agrees to pay BST one percent (1%) of the Monthly Gross Payroll collected for the Client Service/Subscriber Agreements attached to said Assignment Agreement for a period of thirty-six (36) months beginning October 1, 2002. Said commissions shall be paid on the twentieth (20th) day of the month following the end of the prior month in which the Gross Payroll was collected.